June 19, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Pamela Long, Esq.

Re:          Spiral Energy Tech., Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed June 12, 2015
File No. 333-183360

Dear Ms. Long:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated June 17, 2015 (the “Comment Letter”) relating to the Registration Statement on Form S-1 (Amendment No. 7) (the “Registration Statement”) of Spiral Energy Tech., Inc. (“Spiral” or the “Company”) filed on June 12, 2015. The Company is simultaneously filing Amendment No. 8 to the Registration Statement (the “Amendment”).  On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1.  Please amend to provide the information required by Item 304 of Regulation S-K, changes in and disagreements with accountants on accounting and financial disclosure, including the Exhibit 16 letter, as applicable. See Item 11(i) of Form S-1.

Response:

Appropriate disclosure regarding the engagement of the Company’s independent registered public accounting firms has been added at page 30. In addition, a related letter from the Company’s prior independent registered public accounting firm has been included as Exhibit 16 to the Registration Statement.

Management’s Discussion and Analysis . . ., page 11

2. We note your supplemental response to comment 17 of our letter dated March 10, 2015 and comment 11 of our letter dated May 29, 2015. It is unclear how management arrived at an estimate of the amount needed to implement the company’s business plan over the next 12 months if the steps needed to implement and complete the business plan are unknown at this time, as indicated in your response to comment 17. Please revise your disclosure to further elaborate on the specific engineering, programming, testing, patenting activities you refer to on page 16, and any other specific or concrete steps in the company’s business plan that you expect to take within the next year. For example, disclosure on page 21 suggests that you intend to continue to obtain certifications and take steps necessary for a UL or ETL listing for XTRAX in 2015. This is only an example, and would not appear to account for the $1.5 million in funding that you estimate is necessary to carry out your business plan in the next 12 months, but may be a part of the disclosure that you should include in discussing the implementation of your business plan in response to this comment.

Response:

Appropriate disclosure has been added at pages 4 and 16.

Results of Operations, page 13

3. We note your response to comment 9 of our letter dated May 29, 2015. Please tell us supplementally where the $77,500 of management fees paid to your executive officer in the first quarter of 2014 is included in the summary compensation table on page 23. As requested in our earlier comment, please also clarify why management fees paid your executive officer decreased in the three months ended March 31, 2015 as compared to three months ended March 31, 2014.

 Response:

The compensation listed for Ezra Green in the summary compensation table, and the disclosure in footnote 5 to the table, incorrectly omitted $2,500 in management fees paid to Mr. Green in 2014. Appropriate disclosure to the summary compensation table and footnote 5 has been added at page 23.  As amended, the $77,500 is represented in the summary compensation table in the “Salary” column for 2014. As explained in footnote 5, the amount of $141,500 listed as 2014 salary includes (i) $60,010 paid by Spiral prior to the Merger and (ii) $17,490 in compensation accrued prior to the Merger. The sums listed in (i) and (ii) aggregate to $77,500.

Disclosure regarding the decrease in management fees in the three months ended March 31, 2015 as compared to three months ended March 31, 2014 has been added at page 14.

SkyPorts Drone Support Technology, page 17

4. We note your supplemental response to comment 14 of our letter dated May 29, 2015 that you have only a proposal, not a contract, with A.C.C. Systems. Your disclosure that you “have engaged ACC to be [your] project manager” may suggest otherwise. Please revise to clarify that you only have a proposal from ACC for project management services.

Response:

Appropriate disclosure has been added at page 17. As noted in the additional disclosure, A.C.C. is providing services under an ongoing vendor/vendee relationship in the ordinary course of the Company's business not pursuant to the terms of any agreement. The Company respectfully notes that in accordance with Regulation S-K, Item 601(b)(10), since the services are provided in the ordinary course of business, the internal communications  and proposals concerning goals and objectives would not require filing even if deemed to be a contract or agreement.

***

The Company hereby acknowledges the following:

●	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

●	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (315) 207-3223 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ Ezra Green

Ezra Green

cc:           Michael D. Harris
Nason, Yeager, Gerson, White & Lioce, P.A.